EXHIBIT 99.1

Successful Integration Test Between Huawei iManager M2000 and TTI Telecom's Service Assurance Solutions

ROSH HA'AYIN, Israel, April 1, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today, along with Huawei, that it has successfully completed an integration test between Huawei iManager M2000 and TTI Telecom's Service Assurance solution.

Based on the good cooperation between Huawei and TTI, the interoperability activity was completed between Huawei iManager M2000 and TTI Telecom's Service Assurance Solutions in February 2009. The two discussed, researched, and tested an integrated solution in Huawei OSS Joint Lab. It enables customers to realize fast integration and convenient application when choosing the Huawei mobile network and TTI Telecom's Service Assurance Solutions.

Commenting on the news, Joshua Rozanski, VP Business Development at TTI Telecom, said: "We are pleased to be partnering with Huawei. As a global player in the Service Assurance arena, TTI Telecom's partnership with Huawei is a natural alliance and we see a great amount of potential for mutual business."

The Huawei iManager M2000 is a centralized management platform of the Huawei mobile network. It provides an opened northbound interface to NMS as well.

TTI Telecom is a leading provider of next generation Operations Support Systems (OSS) to Communications Service Providers (CSPs). TTI Telecom products are all compatible with multiple technologies and industry standards, and are uniquely able to manage converged, legacy and next-generation networks. TTI Telecom's Netrac products deliver an automated, proactive and customer-centric approach to Service Assurance, including Fault Management (FaM), Performance Management (PMM) and Service Management.

For more information, please visit the Huawei website: http://www.huawei.com/partners/integrated_with_oss/interoperability/simpleres.do?id=2870&type=abouthw

Or the TTI Telecom website: www.tti-telecom.com

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, uncertainties relating to internal investigation, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com